Exhibit 99.1

BTC Digital Ltd. Announces Completion of Georgia Computing Infrastructure Construction and Launches Strategic Transformation into AI Computing Infrastructure Platform

SINGAPORE, April 24, 2026 /PRNewswire/ -- BTC Digital Ltd. (“BTCT” or the “Company”) (NASDAQ: BTCT), a Nasdaq-listed digital computing infrastructure company, today announced that construction of its 10 megawatt (“MW”) computing infrastructure project in Georgia, United States, has been fully completed. Power interconnection work is currently underway, and the project is expected to be energized and placed into operation in the first half of 2026. Leveraging this project, the Company is also launching its strategic transformation toward an AI computing infrastructure platform and plans to progressively advance its AI computing center development in phases based on customer demand and financing conditions.

The Georgia project is a core component of the Company’s North American computing infrastructure strategy. The initial phase, with a capacity of 10MW, has completed all major civil works and infrastructure construction, and is currently undergoing power interconnection, which is expected to be finalized in the first half of 2026. Building on this foundation, the Company is formally launching its AI computing center development plan at the same site. The project will be developed in two stages, with an initial deployment of 5MW followed by a planned expansion of an additional 10MW, subject to customer demand, financing arrangements, and other business conditions. Upon full completion, the Georgia site is expected to support up to 25MW of total computing infrastructure capacity. The AI computing center will utilize a modular deployment architecture, enabling flexible scaling in response to market demand. Once operational, it is expected to support a wide range of computing applications, including AI model training, AI inference, high-performance computing (HPC), and cloud-based services.

BTCT believes it has several differentiated advantages in entering the AI computing sector. The Company has access to low-cost power resources in the southeastern United States with meaningful cost competitiveness, which it believes can support the long-term and sustainable operation of AI computing centers at costs below the average level of the U.S. data center industry. BTCT also plans to adopt a modular liquid-cooling data center architecture, which, combined with its existing site and power resources, is expected to shorten construction timelines and enable rapid deployment of computing capacity. In addition, the Company has previously announced strategic cooperation arrangements relating to modular liquid-cooling data center technology, AI computing infrastructure and natural gas-powered computing infrastructure development, which the Company believes further support its low-cost energy and infrastructure strategy.

As the global artificial intelligence industry continues to develop rapidly, demand for AI computing capacity is expected to grow at a high rate, and low-cost, highly reliable computing infrastructure is increasingly becoming a scarce strategic resource. BTCT is leveraging its existing computing infrastructure assets and low-cost energy advantages to transform from a digital asset computing operator into an AI computing infrastructure platform operator. The core logic of this transformation includes infrastructure-first market entry through its completed Georgia site, long-term competitiveness driven by low-cost power resources, rapid modular expansion based on market demand, and a diversified energy strategy supported by its previously announced cooperation initiatives.

To support the continued expansion of its AI computing business, the Company is currently engaged in active discussions with multiple institutional investors regarding potential strategic financing opportunities. The Company expects that any such financing, if executed, would be used to support the construction of AI computing centers, the procurement of GPU computing equipment, and related infrastructure expansion. BTCT stated that it will disclose material developments in accordance with applicable regulatory requirements if and when such progress is achieved.

Mr. Siguang Peng, Chief Executive Officer of BTC Digital Ltd., commented, “The completion of our 10MW computing infrastructure project in Georgia means that BTCT now has the physical foundation to enter the AI computing market. We have secured power resources with strong cost competitiveness in the southeastern United States and have also advanced relevant technology and energy cooperation initiatives that can support our future AI computing deployment. Leveraging these existing assets, we plan to move forward with the phased construction of our AI computing centers and expand to a larger scale when appropriate. We remain confident in the market potential of our AI computing business and will continue to update the market on material progress.”

About BTC Digital Ltd.

BTC Digital Ltd. is a digital computing infrastructure company with operations and strategic initiatives in blockchain infrastructure and AI computing infrastructure. The Company is currently engaged in businesses including cryptocurrency mining, mining farm construction, data center operation, and related business activities, while it is also advancing the development of AI computing infrastructure and related services in North America.

For more information, please visit: https://btct.us/

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements.  Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements.  Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.